Filed by Tornier N.V. (SEC File No.: 001-35065) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc. SEC File No.: 001-35823 Date: October 27, 2014

Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

SEC File No.: 001-35823

Date: October 27, 2014

Wright and Tornier

Creating the Premier High-Growth Extremities-Biologics Company

OCTOBER 27, 2014

0

Cautionary Note Regarding Forward-Looking Statements

This presentation includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this presentation include, but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s Augment® Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, failure to achieve the anticipated benefits from approval of Augment Bone Graft, and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, filed with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Wright and Tornier caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this release, and Wright and Tornier undertake no obligation to update or revise any of these statements. Wright’s and Tornier’s businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Note on Non-GAAP Financial Measures

Wright and Tornier use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this presentation to the nearest metric under U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Important Additional Information and Where To Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 24, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Today’s Announcement

Wright and Tornier Agree to Merge Creating Premier High-Growth Extremities-Biologics Company

Combination Will Offer Comprehensive Upper and Lower Extremity Product Portfolio and Broad Global Reach

Further Accelerates Growth Opportunities in Three of the Fastest Growing Areas in Orthopaedics

Adds Significant Scale and Scope to Provide Accelerated Path to Profitability and Stronger Financial Profile

Wright Receives Approvable Letter from FDA for Augment® Bone Graft

Wright at a Glance

Company Summary

- Extremities-Biologics company with leadership position in in Lower Extremities -- foot & ankle
- NASDAQ: WMGI   www.wmt.com
- HQ in Memphis, TN; operations run out of U.S.
- 2013 revenue: $242M
- Products sold in over 60 countries
- 1,000 employees globally

Recent Strategic Initiatives

- Completed transformation to high growth Extremities-Biologics pure play through successful divestiture of OrthoRecon business (Jan 2014)
- Integration of Solana and OrthoPro (acquired in 1Q14)
- Commercial launch of INFINITY® total ankle replacement system (June 2014)
- Approvable letter received from FDA for Augment® Bone Graft

Business Mix



27%
73%
US
International



3%
10%
25%
62%
Other
Upper Extremities
Biologics
Foot & Ankle

*2013 revenue

Products



INBONE® and INFINITY® Total Ankle Systems



ORTHOLOC® Reconstructive Plates



PRO-TOE® Hammertoe Implants



Biologics

WRIGHT FOCUSED EXCELLENCE

TORNIER

5

Augment® Bone Graft is Approvable for Ankle and/or Hindfoot Fusion Indications

First clinically proven, cost-effective alternative to autograft for ankle and/or hindfoot fusion indications Roughly a $300M U.S. Market Opportunity Final approval subject to customary preapproval inspections

Breakthrough biologic

Further accelerate growth

Unique solution for ankle and/or hindfoot fusion

Leverages direct sales force, training capabilities

Platform for future growth opportunities

Bone repair, soft tissue indications

Augment Accelerates Wright’s Growth Opportunities

Demonstrated results

Eliminates harvest site complications

Patients avoid any donor site pain

Ankle Fusions

Hindfoot Fusions

Tornier at a Glance

Company Summary

- Extremities company with leadership position in Upper Extremities -- shoulder
- NASDAQ: TRNX www.tornier.com
- HQ in Netherlands; operations run out of U.S., France and Ireland
- 2013 revenue: $311M
- Products sold in 45 countries
- 1,076 employees globally

Recent Strategic Initiatives

- Transitioned US Sales organization into separate dedicated Upper and dedicated Lower Extremity reps, including a significant portion from Distributor to Direct
- Global commercial launch of Aequalis Ascend Flex convertible shoulder system (July 2013)
- First and only Japanese Reversed Shoulder approval received and commercial launch underway
- Integration of OrthoHelix (acquired in 4Q12)

Business Mix



41%
59%
US
International



5%
17%
19%
59%
Sports Med & Biologics
Large Joint
Lower Extremity
Upper Extremity

*2013 revenue

Products



Aequalis Ascend Flex Shoulder System



Latitude EV Elbow Prosthesis



Salto Talaris Total Ankle Prosthesis



CannuLink Intraosseous Fixation System

WRIGHT FOCUSED EXCELLENCE TORNIER

8

Transaction Overview

All stock transaction resulting in a combined equity value of approx. $3.3B

Combined company ownership: 52% Wright / 48% Tornier existing shareholders

For Tornier shareholders, exchange ratio implies a per share value for Tornier that represents a 28% premium to Tornier’s closing share price on October 24, 2014

Transaction is subject to customary closing conditions, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as Wright and Tornier shareholder approval

Close expected in the first half of 2015

Compelling Strategic Rationale

Creates the Premier High-Growth Extremities-Biologics Company with Comprehensive Upper and Lower Extremity Product Portfolio and Broad Global Reach

Natural, highly complementary fit of both businesses that retains pure-play extremities strategy Combined business will be better positioned to increase focus on the needs of surgeon specialists and combined research and development teams will power innovation to enhance patient outcomes Larger combined presence and product portfolio creates scale to better leverage time and capabilities of sales force in the hospital contracting process

UPPER EXTREMITIES

EVOLVE® Radial Head Aequalis™ Ascend Flex Convertible Shoulder System

10% of revenue 59% of revenue

LOWER EXTREMITIES

INFINITY® Total Ankle System CannuLink™ Intraosseous Fixation System

62% of revenue 19% of revenue

*2013 revenue

Compelling Strategic Rationale

Further Accelerates Growth Opportunities in Three of the Fastest Growing Areas in Orthopaedics

Combination provides Wright with access to large, upper extremities market with leadership position in shoulder Opportunities for selling biologics across expanded upper and lower extremities product portfolio Adds diversity and scale across various geographies and product categories

UPPER EXTREMITIES

8-9% CAGR

$2.7B $3.7B

2014 2018

LOWER EXTREMITIES

8-10% CAGR

$2.8B

$1.7B

2014 2018

BIOLOGICS

5-6% CAGR

$1.1B $1.4B

2014 2018

Goal is to leverage sales force and strong product portfolio to drive accelerated growth in upper and lower extremities

Available Market ~$7.9B

Compelling Strategic Rationale

Adds Significant Scale and Scope to Provide Accelerated Path to Profitability and Stronger Financial Profile

- Provides needed scale for both businesses without diluting focus
- Anticipate revenue for combined business growing in mid-teens and adjusted EBITDA margins approaching 20% in three to four years
- Cost synergies expected in the range of $40 million to $45 million realized by year three
- Anticipate transaction will be accretive to the combined companies' adjusted EBITDA in second full-year after completion of the transaction



Wright Sales ~$300M
Upper Extremity
Lower Extremity
Biologics
Other
3%
10%
25%
62%
Tornier Sales ~$330M
Upper Extremity
Lower Extremity
Sports Med & Biologics
Large Joint
5%
17%
19%
59%
Combined Sales $600+M
9%
12%
40%
41%
Upper Extremity
Lower Extremity
Sports Med & Biologics
Large Joints

WRIGHT FOCUSED EXCELLENCE

TORNIER

12

Benefits to Key Stakeholders

Customers

Significantly expands the breadth and depth of extremity products we offer surgical specialists Combined products, sales and distribution talent, medical education and relationships will allow us to increase our focus on the needs of the surgeon specialists Dedicated research and development teams will power enhanced innovation across the combined product portfolio to enhance patient outcomes

Employees

Benefit from being part of a larger, dynamic organization that brings together two leading companies and offers enhanced opportunities for career growth Blend and maximize the best of our combined talents, capabilities, technologies and cultures to bring to life a great new company

Shareholders

Further expand sales in three of the fastest growing areas in orthopaedics to accelerate the path to profitability and a stronger financial profile Opportunity to participate in the significant upside and future growth prospects expected from a larger, stronger, combined organization

Corporate Structure

Combined company to be called “Wright Medical Group N.V.” and anticipate stock will continue to be NASDAQ listed and will continue to trade under ticker “WMGI” Incorporated in the Netherlands

Tornier headquartered here for approximately 8 years Best supports the growth strategy driving the merger

Over the long-term, it is anticipated that this structure will provide company with more accessible cash flow, enhancing ability to grow, creating long-term shareholder value

U.S. headquarters to remain in Memphis, Tennessee:

U.S. headquarters for Lower Extremity and Biologics business will be based in Wright’s existing facility in Memphis, TN and Augment team will continue to be based at its facility in Franklin U.S. headquarters for Upper Extremity business will be based within Tornier’s existing facility in Bloomington, MN and its U.S. engineering center in Warsaw, IN

Leadership:

Robert Palmisano to become President and Chief Executive Officer

David Mowry to become Executive Vice President and Chief Operating Officer

Board of Directors: 5 representatives from Wright’s existing board, 5 representatives from Tornier’s existing board

Conclusion and Next Steps

Timing

Expected to close in the first half of 2015

Regulatory approvals

Subject to customary closing conditions, including HSR

Subject to Wright and Tornier shareholder approval

Upcoming milestones

Wright third quarter 2014 earnings call scheduled for November 5, 2014

Tornier third quarter 2014 earnings call scheduled for November 6, 2014

Creating Premier High-Growth Extremities-Biologics Company

Comprehensive Upper and Lower Extremity Product Portfolio and Broad Global Reach

Accelerated Growth Opportunities in Three of the Fastest Growing Areas in Orthopaedics

Significant Scale & Scope to Provide Accelerated Path to Profitability and Stronger Financial Profile

For additional information, please contact:

Julie Tracy Shawn McCormick

Chief Communications Officer Chief Financial Officer julie.tracy@wmt.com shawn.mccormick@tornier.com (901) 290-5817 (952) 426-7646

www.wmt.com www.tornier.com NASDAQ: WMGI NASDAQ: TRNX